Exhibit 99.1

1701 Hollis Street
Suite 400, Founders Square
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

Gammon Gold Announces Option Agreement to Acquire the
Mezquite Property in Zacatecas State, Mexico

Halifax, March 23, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon is pleased to announce that it has signed definitive purchase option agreements on a group of properties called the Mezquite Proje ect (“Mezquite”) in Zacatecas State, Mexico.

The Mezquite Project, in Zacatecas State, covers 460 hectares and is located 45 kilometres southeast of Goldcorp’s Peñasquito property and 22 kilometres northeast of Camino Rojo o (Goldcorp recently announcing its acquisition of Camino Rojo o) as shown on the attached location map. Zacatecas is currently one of the most active exploration states in Mexico. The property lies on a 70 kilometre belt with over 27.4 million ounces of gold and 1,611 million ounces of silver, or approximately 57 million gold equivalent ounces at a gold-to-silver ratio of 55:1, in published reserves and resources in all categories. The property occurs along a major north north-east striking lineament running from the Concepción del Oro mining district to the Camino Rojo discovery that terminates a series of curvilinear thrust-belt related mountain ranges.

The Mezquite property includes Cerro La Llorona, a hill that consists of an altered intrusive with two adjacent breccia pipes cutting into skarn-altered and silicified Caracol Formation, a favorable host-rock in the Concepción del Oro district as well as the colluvial-covered flat areas to the south. Gammon’s initial geochemical sampling from skarns on La Llorona showed values up to 0.14 grams per tonne gold, 0.75% lead, and 0.58% zinc from the skarn alteration. Samples from the felsic breccia pipe showed values up to 0.35 grams per tonne gold, 0.14% lead, and 0.41% zinc in outcrop. The intrusive and related breccias pipes occur along the south side of the hill, suggesting that the alteration system is open to the south. The combination of altered breccia pipes and anomalous go old-lead-zinc geochemistry alongside a large covered valley is analogous to the exploration model for ore deposits in this very productive go old belt. The Mezquite project has excellent infrastructure, being located next to a paved highway and existing electric power access.

The option agreements include a series of option payments that totals US$ 1.4M over a 3-year period.

“Gammon began a grass roots exploration program in 2009 designed to identify strategic exploration opportunities in Mexico. This program involved a review of existing projects as well as consideration of regional targets. As part of this program, our exploration team identified the Mezquite Project as an excellent target to host Peñasquito-like mineralization.” stated Peter Drobeck, Senior Vice President of Exploration & Business Development. He continued, “In the coming months the Company intends to complete first-stage ground geophysics and drilling on the project to test the covered area along the key Cerro La Llorona outcrop.”

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold's Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of Gammon, its subsidiaries and its projects, constitute forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "forecast", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, cash and operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, anticipated 2009 year-end and 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model, including our capital program and exploration, internally, 2009 and 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to achieve cash flow margin improvements, further reduction in the open pit stripping ratio, the ability to develop and put into production our exploration targets, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Gammon, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause Gammon's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Gammon. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in Gammon's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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